MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of the financial condition and results of operations is prepared at November 27, 2006 and comments on Peace Arch Entertainment Group Inc.’s, (“Peace Arch”) operations, performance and financial conditions for the years ended August 31, 2006 and 2005. This should be read in conjunction with the Company’s August 31, 2006 annual report and audited consolidated financial statements and the notes therein.

The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”).  Please refer to note 32 of the consolidated financial statements of the Company for a summary of differences between Canadian and United States (“U.S.”) GAAP.

All dollar amounts are in Canadian dollars unless otherwise indicated.

Forward Looking Statements

Securities law encourages companies to disclose forward looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions. This discussion may contain forward looking statements and are based on our current expectations, estimates and assumptions which are subject to important risks and uncertainties. The results or events predicted in these statements may differ materially from actual results or events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

ABOUT OUR BUSINESS

Peace Arch Entertainment Group Inc., “Peace Arch” or the “Company”, is an integrated media company that finances, produces, acquires and distributes high quality film and television programming for worldwide markets.

The Company earns revenues primarily from two sources:  the distribution of newly acquired product and productions, and the distribution of its library. Once a production is completed and delivered, the program is then included in the Company’s library of film and television programs along with acquired programming.  Through its internal sales operations, the Company licenses that programming to theatrical distributors, television broadcasters, cable companies, satellite services and home entertainment distributors around the world.

The Company has a track record of delivering critically acclaimed productions to both film and television distributors. In 2006, the Company’s film Delirious was awarded three prizes in the elite competition section of the 54th San Sebastian International Film Festival. In 2005, the Company’s television motion picture, Our Fathers, was nominated for two Emmy awards, and the Directors Guild of Canada nominated the Company’s feature, The Good Shepherd, for two awards. In addition, the Company won six Leo Awards for programming excellence for its projects Love it or Lose it! and Prisoners of Age. The success of these projects enhances the demand for Peace Arch’s existing and future productions and increases the Company’s visibility, enhancing the long-term marketability and value of its library of film and television programming both domestically and internationally.

The Company operates in five locations, two in Toronto and one each in Vancouver, Los Angeles and London, England. Peace Arch manages its business in three operating segments: Motion Picture, Television, and Home Entertainment.

Motion Picture

The Company produces or acquires a large number of lower budget feature films intended for DVD or television premieres and a smaller number of medium budget films intended for worldwide theatrical release. The Motion Picture segment derives its revenues by licensing distribution rights to these productions to sub-distributors in various territories and media throughout the world.

During fiscal 2006, the Company delivered 10 feature films and had 9 other features in production at year-end. The films delivered during fiscal 2006 were: The Veteran, Heartstoppers, Warriors of Terra, 5ive Girls, The Last

Sect, UKM: Ultimate Killing Machine, Troubled Waters, Living Death, Dead Mary and Delirious. The films acquired or in production at the end of fiscal 2006 were: Chapter 27, Watching the Detectives, Guantanamero, In Tranzit, The Mad, Bottom Feeder, Harm’s Way, Stillborn and Never Forget.

Television

The Company’s Television segment derives revenues by licensing television films, documentaries and other programming produced or acquired by the Company to broadcasters, cable and satellite television providers and home entertainment distributors domestically and abroad. In fiscal 2006, the Company expanded its television division beyond its traditional lifestyle and documentary niche to include made-for-television movies and mini-series. During fiscal 2006, the Company delivered 10 episodes of lifestyle programming, 2 documentaries and 1 made-for-television movie.  At year-end, the Company had 1 mini-series, 2 television series and 3 made-for-television movies in production.  The television episodes delivered were for the series Love it or Lose It! (Series II), Makeover Wish, and Uber Guide, the documentaries delivered were Fantasy Lands Asia, and Fantasy Lands 2006,  and the made-for-television movie delivered during the year was The Stranger Game.  The movies for television acquired or in production at fiscal year end were Luna: The Way Home, Passions Web and Nightmare.  The mini-series in production is The Tudors.  The two television series in production were Air Dogs and Last 10 Pounds.

In the third quarter of 2006, the Company entered into a binding letter of agreement, as amended on October 27, 2006, to acquire all of the outstanding shares of Castle Hill Productions Inc. and Dream LLC, which hold the rights to a library of approximately 500 films with a stated purchase price of US$9.0 million. The closing of this acquisition is expected to occur by December 15, 2006.

Home Entertainment

During fiscal 2006 , the Company acquired 100% of kaBOOM! Entertainment Inc. (“kaBOOM!”), one of Canada’s leading independent home entertainment studios. kaBOOM! Entertainment Inc. was renamed Peace Arch Home Entertainment Inc . and continues to conduct business under the kaBOOM! label for its children’s products and under the Peace Arch Entertainment for all others products. This strategic acquisition emphasizes the Company’s focus on building its distribution business.

The Company’s Home Entertainment segment derives its revenues from the distribution of DVDs and ancillary merchandise to wholesalers and retailers in Canada. It provides a full range of services relating to the licensing, marketing sales and distribution of its products. It distributes sell-through and rental films across a wide variety of genres, such as children’s and family, special interest and live action feature films .

In collaboration with its content partner Nelvana, during fiscal 2006 the Home Entertainment segment developed two unique branded product lines – “Treehouse Presents,” and “Teletoon Presents”.  Peace Arch Home Entertainment has strong relationships with content providers such as Lions gate (Maple Pictures), THINKFilm, Sesame Workshop, DIC Entertainment, Sony BMG, EMI Music, and more.

STRATEGIC PRIORITIES

The Company is committed to expanding the way it delivers content to viewers by building its distribution business and focusing on the strength of its brands.  Ownership of distribution rights in film and television programming provides a source of both current and future cash flows. Through growth and exploitation of a library of film and television distribution rights, the Company will realize the benefit of future revenue streams providing a source of long term cash flow and value to the Company.

With this strategic objective, the Company has begun to formalize key international distribution relationships which can reliably support the financing and exploitation of its products. While maintaining a conservative production financing strategy based on single-production, non-recourse bank loans supported in large part by presales of distribution rights and tax credits, the Company is also working to enhance its ability to support financing of projects through exclusive funding agreements with third party interim and equity financiers. Finally, the Company will focus on building and maintaining liquidity and capital resources to fund strategic acquisitions to support its growth.

Through its strong relationships with international and domestic partners, Peace Arch’s vision is to become a world leading independent distributor of feature film and television programming. In support of this, the Company is focused on the following:

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Building an industry leading sales company though hiring and acquisition;

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Producing a high volume of quality film and television projects;

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Minimizing project financing risk;

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Accelerating growth by acquiring existing content libraries and compatible distribution capabilities.

KEY PERFORMANCE INDICATORS

The Company measures the success of its strategies using a number of key performance indicators. These have been outlined below, including a discussion as to their relevance, definitions, calculation methods and underlying assumptions.

Revenue  Revenue is a measurement defined by Canadian and U.S. GAAP. Revenue is the inflow of cash, receivables or other consideration arising from the sale of product and services and is net of items such as trade or volume discounts and certain excise and sales taxes. Peace Arch’s revenue streams for the year ended August 31, 2006 were derived primarily from its three business segments: Motion Picture 44%, Television 11% and Home Entertainment 45% (2005 – 86%, 14% and nil, respectively).

Amortization of investment in film and television programming, other production and home entertainment direct costs   Amortization of investment in film and television programming, production and home entertainment direct costs represents the amortization of the capitalized costs associated with internally produced and acquired film and television programming, from which distribution and licensing revenues are derived.  Other production costs include amounts due to third party participants with interests in the performance of the production.  Home entertainment direct costs consists primarily of duplication, distribution and marketing expenses of video and DVD as well as royalty expenses.

Selling, general and administrative expenses   Selling, general and administrative expenses include period costs that are not directly attributable to the film and television program or home entertainment product. These include such costs as employee remuneration, professional fees, regulatory license fees, occupancy costs and overhead costs.  Stock based compensation and warrant costs include the expenses associated with stock options granted to employees during the year, as well as the costs related to warrant issues.  The Company categorizes these expenses as salary, general and administrative expenses.

Earnings (loss) from operations before the undernoted   Loss from operations before the undernoted is defined as revenue less expenses.

ANNUAL SELECTED FINANCIAL INFORMATION

The following table presents statistical information for Peace Arch for each of the listed years ended August 31:

(in thousands, except per share and deliveries information)	2006	2005	2004
Deliveries
Feature Films	10	6	7
TV Episodes	10	26	13
Made for Television Movies	1	-	-
Documentaries	2	-	1

The following table presents summary financial information for Peace Arch for each of the listed years ended August 31:

(in thousands, except per share and deliveries information)	2006 $	2005 $	2004 $
Revenues	21,258	10,747	21,236
Loss from operations before the undernoted	(3,144)	(1,851)	(925)
Net (loss) earnings before income taxes	(4,228)	1,449	(1,461)
Net (loss) earnings for the year	(4,120)	1,449	(484)
Cash dividend on Series I Preference Shares	308	22	-
Net (loss) earnings per share – basic & diluted	(0.19)	0.07	(0.03)
Total Assets	83,542	51,168	57,468
Production loans payable	29,762	16,038	12,598

Earnings (loss) from operations before the undernoted as defined in “Key performance indicators”.

HIGHLIGHTS FOR FISCAL 2006

Operations

•

Revenue from operations increased by 98% to $21.3 million in 2006.

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The strategic acquisition of kaBOOM was finalized, launching the Company’s new home entertainment division.

•

Solidified its management team during 2006 by enhancing its sales team in film and television.

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The film Delirious was awarded three prizes at the San Sebastian International Film Festival.

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Appointed an entertainment industry veteran as Chairman of the Board of Directors.

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A letter of agreement was signed to acquire all of the outstanding shares of Castle Hill Productions Inc. and Dream LLC, which hold the rights to a library of 500 films.

Financial

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The Company completed a private placement for net proceeds of $8.4 million, used to retire debt and finance the acquisition of kaBOOM.

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Increased cash dividend to $308,000 from $22,000 on Series I Preferred Shares.

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Total assets increased by $32.4 million driven by higher investment in film and television programming, accounts receivable, and goodwill from the acquisition of kaBOOM.

RESULTS OF OPERATIONS

The following table presents summary financial information for Peace Arch’s operating business segments and a reconciliation of earnings (loss) from operations before the undernoted to net (loss) earnings for the year for each of the listed years ended August 31:

(thousands of Canadian dollars except percentages and per share amounts)							% Increase (decrease)
	2006 $	%	2005 $	%	2004 $	%	2006 over 2005	2005 over 2004
Revenues Motion Picture Television Home Entertainment	9,399 2,265 9,594	44.2 10.7 45.1	9,200 1,547 -	85.6 14.4 -	18,327 2,909 -	86.3 13.7 -	2.2 46.4 -	(49.8) (46.8) -
	21,258	100.0	10,747	100.0	21,236	100.0	97.8	(49.4)

Expenses Motion Picture Television Home Entertainment Corporate	10,604 1,617 8,718 3,463	112.8 71.4 90.9 -	10,078 948 - 1,572	109.5 61.3 - -	19,980 1,647 - 534	109.0 56.6 - -	5.2 70.6 - 120.3	(49.7) (42.4) - 194.4
	24,402	114.8	12,598	117.2	22,161	104.4	93.7	(43.2)

(Loss) earnings from operations before the undernoted Motion Picture Television Home Entertainment Corporate	(1,205) 648 876 (3,463)	(12.8) 28.6 9.1 -	(878) 599 - (1,572)	(9.5) 38.7 - -	(1,653) 1,262 - (534)	(9.0) 43.4 - -	37.2 8.2 - 120.3	(46.9) (52.5) - 194.4
	(3,144)	(14.8)	(1,851)	(17.2)	(925)	(4.4)	69.9	100.1

Interest income

Interest expense

Provision for obligation to issue shares

Gain on sale of asset

Foreign exchange gain (loss)

Gain (loss) on settlement of obligations

Recovery of selling, general, and administration expenses

Non-controlling interest

	1,126 (2,872) - 44 659 (41) - -		818 (953) - 98 679 2,560 145 (47)		39 (220) (207) - (575) - 427 -

(Loss) earnings before income taxes	(4,228)		1,449		(1,461)

Income tax recovery	108		-		977

Net (loss) earnings for the year	(4,120)		1,449		(484)

Earnings (loss) from operations before the undernoted as defined in “Key performance indicators”.

FISCAL 2006 COMPARED TO FISCAL 2005

Revenues for fiscal 2006 were $21.3 million, up 98% from $10.7 million last year. Motion Picture and Television experienced increases of 2% and 46% respectively. Home Entertainment revenues in 2006 represent seven months of revenues from the purchase, in the second quarter, of kaBOOM! Entertainment Inc.

Operating expenses, defined as amortization of investment in film and television programming and other production costs, home entertainment direct costs, selling, general and administration and other amortization,  of $24.4 million were up 94% from $12.6 million in the prior year. The increase is consistent with the revenue growth, and includes seven months of Home Entertainment costs from the purchase of kaBOOM! Entertainment Inc.

(Loss) earnings from operations before the undernoted was $(3.1) million compared to $(1.9) million last year.  (Loss) earnings from operations excludes interest and other gains or losses not attributable to operations.  The Television segment reported earnings of $648,000, an increase of 8.2% from prior year.  The Home Entertainment segment achieved earnings of $876,000 for the seven months reported, and the Motion Picture segment incurred a loss of $(1.2) million, after incurring a loss of $(878,000) the prior year.

Motion Picture

Motion Picture revenues for the year were $9.4 million, up 2% from prior year.  The Company’s strategy to expand its distribution channel with a variety of new programming is consistent with the Company’s focus on distribution.

Operating expenses for the year were $10.6 million, up 5.2% from last year, primarily driven by enhanced marketing and sales activities.

Segment loss was $(1.2) million for the year, 37.2% higher than the loss of $(878,000) reported in the prior year due to increased sales infrastructure and marketing cost related to the increased number of feature films delivered.  The Company increased the sales infrastructure to accommodate the growing number of titles to be acquired or delivered.

Television

Television revenues for the year were $2.3 million, up 46.4% over last year. This increase is due to higher sales from the television library and the recognition of a television movie entitled “The Stranger Game” in fiscal 2006 compared to fiscal 2005.

Operating expenses for the year were $1.6 million, an increase of 70.6% from prior year, consistent with the increase in revenues.

Segment earnings were $648,000 for the year, 8.2% higher than last year.  The Company plans to expand the television division by acquiring and producing more projects.  The Company is currently in production of a 10 hour dramatic mini-series focusing on the tumultuous years of King Henry VIII’s nearly 40 year reign of England.

Home Entertainment

Home Entertainment revenues of $9.6 million in fiscal 2006 represent seven months of revenues recognized from the acquisition kaBOOM! Entertainment Inc. in the second quarter of 2006.

Operating expenses for the year were $8.7 million, representing seven months of DVD duplication, other direct costs and overhead costs associated with home entertainment revenues.

Segment earnings were $876,000 for the year.  The Company acquired kaBOOM in January 2006 as part of the Company’s strategy to diversify operations by selling directly to video and DVD retailers.

Corporate

The Corporate results represent the incremental cost of corporate overhead in excess of the amount allocated to the other operating divisions.  Corporate overhead in fiscal 2006 was $3.5 million, up from $1.5 million in 2005.  The increase is a result of additional support required for organic growth and the acquisition of

kaBOOM!.  Stock-based compensation and warrant costs increased to $1.4 million in fiscal 2006 from $257,000 last year.  This increase reflects the Company’s higher expense for the costs related to warrant issues and stock options granted to employees during the year.

Interest Income

Interest income increased to $1.1 million for the year, compared to $818,000 in the prior year.  The largest component is interest revenue earned on the Restricted Term Deposit of $991,000 compared to $811,000 in the prior year.  This interest revenue was offset by interest expense of the same amount recorded in respect of the Film Financing Obligation.

Interest Expense

Interest expense for the year was $2.9 million up from $953,000 last year due to the increase in production loans from $16 million to $29.8 million and interest on the bank credit facility and interest expense on the Film Financing Obligation discussed above.

In fiscal 2006, $1.1 million of interest on indebtedness relating to production of film and television programming was capitalized. In fiscal 2005, $0.7 million of interest on indebtedness relating to production of film and television programming was capitalized. Interest component may vary each year depending on the dollar value of production during the year and the timing of production commencement and delivery during the year.

Income Tax Recovery

Intangible assets and goodwill that arose in the kaBOOM! acquisition resulted in a future income tax liability represented by the tax effect of the temporary timing differences between the tax and accounting treatment related to the amortization of intangible assets and goodwill.  Amortization of the intangible assets during the year resulted in a partial reversal of the temporary timing differences and an income tax recovery of $108,000.

FISCAL 2005 COMPARED TO FISCAL 2004

Revenues for fiscal 2005 were $10.7 million, down 49% from the prior year.  Both Motion Picture and Television revenues decreased reflecting the lower number of projects produced as well as lower sales from the television library.

Operating expenses defined as amortization of investment in film and television programming and other production costs, home entertainment direct costs, selling, general and administration and other amortization,  of $12.6 million were down 43.2% from $22.1 million in the prior year. The decrease in expenses is consistent with the decrease in revenues year over year.

(Loss) earnings from operations before the undernoted was $(1.9) million compared to $(925,000) in 2004.  (Loss) earnings from operations excludes interest and other gains or losses not attributable to operations. The Television segment reported earnings of $599,000, a decrease of 52.5% from prior year.  Motion Picture segment incurred a loss of $(878,000) after incurring a loss of $(1.7) million the prior year.

Motion Picture

Motion Picture revenues for the year were $9.2 million, down 50% from prior year.  The decrease in revenues reflects the lower number of projects produced by Peace Arch and is consistent with the Company’s strategy to prioritize the distribution arm of the business. This resulted in lower presale revenues at the time a project is completed and delivered.

Operating expenses for the year were $10.0 million, down 50% from last year, consistent with the decrease in revenues of 50%.

Segment (loss) earnings from operations before the undernoted was $(878,000) for the year, 47% lower than the loss of $(1.7) million reported in the prior year.

Television

Television revenues for the year were $1.5 million, down 47% from 2004. The decrease is due to lower sales from the television library in fiscal 2005 compared to fiscal 2004.

Operating expenses for the year were $948,000, a decrease of 42.4% from prior year, consistent with the decrease in revenues of 47%.

Segment earnings (loss) from operations before the undernoted were $599,000 for the year, 53% lower than 2004.

Corporate

Corporate overhead in fiscal 2005 was $1.6 million, up from $534,000 in 2004.  The increase was driven by the inclusion of a full year of operations of the Los Angeles office for fiscal 2005, and lower recovery of selling, general and administrative costs.  Included in 2005 was $257,000 of costs associated with the stock options granted to employees, none were granted in 2004.

Interest Income

Interest income of $818,000 for the year compared to $39,000 in the prior year.   Increase in interest income is due to interest revenue earned on the Restricted Term Deposit.

Interest Expense

Interest expense for the year was $953,000 up from $220,000 in 2004 due to an interest expense recorded on the Film Financing Obligation.  The interest expense was offset by interest revenue of the same amount recorded with respect to the Restricted Term Deposit.

Income Tax Recovery

At August 31, 2005, the Company had accumulated losses for tax purposes of $6.5 million which are available for carry forward to future years.  The benefits of the tax loss carry-forwards have not been reflected in the financial statements.

During the year ended August 31, 2004, the Company recorded a reversal of future income taxes valuation of $989,500. These future income taxes arose from the forgiveness of production loans in the amount of $2.7 million from a related party.  The loan forgiveness has been recorded as contributed surplus net of the income tax impact of $989,500.

QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

The following tables set forth certain unaudited data from the consolidated statements of (loss) earnings for each of the eight most recent quarters ended August 31, 2006. The information has been derived from the Company’s unaudited consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited financial statements contained elsewhere in this report.

(thousands of Canadian dollars except per share amounts)	Revenues	Net (loss) earnings	(Loss) earnings per share
			Basic	Diluted
2006
4th Qtr. 3rd Qtr. 2nd Qtr. 1st Qtr.	7,864 8,824 3,661 909	(2,239) (441) (741) (699)	(0.08) (0.02) (0.04) (0.04)	(0.08) (0.02) (0.04) (0.04)

2005
4th Qtr. 3rd Qtr. (restated) 2nd Qtr. (restated) 1st Qtr.	1,652 4,291 1,706 3,098	(198) 1,967 263 (583)	(0.01) 0.10 0.02 (0.03)	(0.01) 0.10 0.01 (0.03)

Results of operations for any period are dependent on the number, timing and commercial success of motion pictures and television programs delivered or made available to various media, none of which can be predicted with certainty.  Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods.  Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition.

During the year ended August 31, 2005, the Company identified a required revision to its second quarter February 28, 2005 financial statements related to its accounting treatment of a complex arrangement with Showtime for the project “Our Fathers.”  We determined that the arrangement was in the nature of a co-financing relationship where both parties contributed financially to the production.  Under GAAP, the co-financier’s contribution to the project is considered a reduction of the film’s negative costs.  Previously, the co-financier’s contribution to the production was recognized as revenue by the Company from sale of rights.  The cost of the Company’s investment in its film assets is similarly reduced.

The adjustment to the February 28, 2005 quarter was a reversal of $6.1 million in revenues and $5.7 million in amortization resulting in an increase of net loss of $0.4 million.

The Company identified a required revision to its February 28, 2005 financial statements related to the valuation of its obligation to issue shares.  It was determined that the price of the company’s stock on the settlement date should be used to value the obligation to issue shares at February 28, 2005.  The adjustment to the February 28, 2005 quarter is a gain on the revaluation and settlement of obligation of $762,000 and to the May 31, 2005 quarter a reduction on the gain on settlement of obligations of $762,000.

The preceding table reflects the revised February 28, 2005, and May 31, 2005 quarterly results of operations as well as the quarterly results of the Company for the past two years.

Quarterly net earnings (loss) have varied due to one time events that occurred during the second and third quarter of fiscal 2005 arising from the recognition of a one time $0.8 million gain and $1.3 million gain respectively, on the settlement of obligations.

FOURTH QUARTER

During the fourth quarter, the Company generated revenues of $7.9 million, a significant increase of 376% over the same period last year due to growth in the television division and operations of kaBOOM!.  During the quarter, Peace Arch took delivery of the films “The Veteran”, “UKM: Ultimate Killing Machine”, “Troubled Waters”, “Living Death”, “Dead Mary” and “Delirious”.  Peace Arch also took delivery of the 2 episode documentary “Fantasy Lands 2006”, 5 episodes of the lifestyle program “Uber Guide” and 4 of “Makeover Wish”.

Net loss in the quarter was $(2.2) million, up from the loss of $(198,000) during the same period last year.  The Company in the current quarter incurred additional selling, general and administrative costs for stock based compensation, legal and accounting fees related to an F3 Registration, increase in headcount for the sales division and bad debt expense of $579,000.

On June 7, 2006, the Company completed a private placement of 7.5 million common shares for net proceeds of $8.4 million. The proceeds were used to repay the term loan of $3.4 million, and to settle letters of credit provided by a financial institution and certain of the preferred shareholders of $4.2 million in connection with the kaBOOM! acquisition and to provide working capital. The increase in production loans and proceeds from the private placement account for the majority of the increase in cash flow from financing activities in 2006.

LIQUIDITY AND CAPITAL RESOURCES

The nature of the business is such that significant expenditures are required to produce, acquire and promote television programs and motion pictures in advance of revenue generation from these programs and motion pictures, which is earned over an extended period of time after their completion or acquisition. The Company has historically financed its capital requirements through various bank and other financial institution loans, vendor financing arrangements, loans from related parties as well as through the issuance of shares and warrants.

While these consolidated financial statements have been prepared on the going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations, there are conditions that cast substantial doubt on the validity of this assumption. The Company has undergone substantial growth in corporate, sales infrastructure and through acquisitions and requires additional financing until it can generate positive cash flows from operations. While the Company continues to maintain its day-to-day activities and produce and distribute films and television programming, its working capital situation is severely constrained. Furthermore, the Company operates in an industry that has long operating cycles which require cash injections into new projects significantly ahead of the delivery and exploitation of the final production.

During the year, the Company completed a private placement with net proceeds of $8.4 million, secured new sources of financing for the cost of acquisitions and productions carrying lower rates of interest and received funds from the exercise of Preferred Share warrants.  The Company is currently working on various financing initiatives however there is no assurance that the Company will be successful in its financing efforts and in achieving sufficient cash flows from operations. If the Company is unsuccessful, the Company may be required to significantly reduce or limit operations. The application of the going concern basis is dependent upon the Company obtaining additional financing in the short term and achieving sufficient cash flows from operations to fund continuing operations and meet its obligations as they come due.

The Company’s success is predicated on its ability to finance growth.  Adequate financing provides the flexibility to make appropriate investments in the future. The Company monitors cash flow with the long-term goal of maintaining credit worthiness.  The Company attempts to ensure that new film and television programming are fully financed from distribution minimum guarantees, presales of certain rights, tax credits and bank financing, the security for which is limited to the future cash flows from the film project and in some cases provides a guarantee to the providers of the loan. The Company borrows funds from banks and other financial institutions to finance the costs of production which are generally incurred in advance of contracted receipts and revenues from these programs. The Company typically finances the capitalized costs of its proprietary film and television programming through presales from customers, borrowings from bank facilities, government tax incentives, contributions from co-producers and working capital deployed as interim financing to contracted receipts.  The Company also funds capital requirements through the issuance of shares, warrants and debt. As the business grows, the Company’s financing requirements are expected to grow and the Company expects the continued use of cash in operating activities and, therefore, is dependant on continued access to external sources of financing.

As at August 31, 2006, the Company had cash or cash equivalents available of $1.2 million compared to $1.4 million in 2005 and had drawn $1.8 million on its $2.5 million bank credit facility.

Cash Flows from Operating Activities

During the year, $17.9 million was used by operating activities, compared to $5.8 million used by operating activities in fiscal 2005 and $3.2 million generated from operations in 2004.  The increase of cash flows used from operations for the year ended August 31, 2006 was due primarily to the increase in investment in film and television programming.

The use of cash flows from operating activities of $5.8 million in fiscal 2005 compared to the increase in cashflows of $3.2 million in 2004 is attributable to a use of working capital in 2005.

Cash Flows from Investing Activities

During the year, cash flow used from investing activities was $7.4 million, compared with $51,000 used in 2005 and $71,000 used in 2004. The increase in 2006 was due to the acquisition of 100% of the issued and outstanding shares of kaBOOM! Entertainment Inc., the net cash requirement of the transaction was $7.2 million.

Cash Flows from Financing Activities

In fiscal 2006, cash flows from financing activities was $25.1 million compared to $5.8 million in fiscal 2005 and cash used for financing activities of $2.6 million in fiscal 2004. The Company issued $31.9 million and repaid $18.3 million of production loans in 2006. These production loans represent various loan financing arrangements for the purpose of commencing the production of a film project or the acquisition of film distribution rights. During 2006, the Company generated cash flows of $8.6 million from financing activities through the issuance of common stock. On June 7, 2006, the Company completed a private placement of 7.5 million common shares for net proceeds of $8.4 million.  The proceeds were used to repay the term loan of $3.4 million, and to settle letters of credit provided by a financial institution and certain of the preferred shareholders of $4.2 million in connection with the kaBOOM! acquisition and to provide working capital. The increase in production loans and proceeds from the private placement account for the majority of the increase in cash flow from financing activities in 2006.

In 2005, cash from financing activities was provided from the proceeds of the issuance of Series I Preference Shares and warrants of $2.3 million, and net additions of production loans of $3.4 million. Cash used in financing activities in fiscal 2004 of $2.6 million was primarily due to the net repayment of production loans.

Capital Resources

Bank Credit Facility the Company has a bank credit facility with a Canadian bank with a maximum credit availability of $2.5 million. The credit facility bears interest at the prime rate of interest plus 1.25% and is due on demand. The bank credit facility is secured by a general assignment of a subsidiary’s assets and a guarantee from the Company.  At year end, there was $689,000 available under the facility.

Production Loans  The Company enters into various loan financing arrangements for the purpose of commencing a production of a film project or the acquisition of film distribution rights. Such loans are usually specific to each film but may be secured by the receivables of several films. The Company expects $26.9 million of the loans to be repaid in 2007, and $2.8 million to be repaid in 2008. The Company has production loans outstanding at August 31, 2006 of $29.8 million compared to $16.0 million in 2005.

Commitments   The Company has entered into various contracts which result in future cash flow commitments related to production loans, operating leases, obligations to issue shares and revenue guarantee obligations. The following table details the cash flow commitments over the next five years and thereafter related to these obligations.

(in thousands of dollars)	Payments Due by Period
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Bank Credit Facility	1,811	1,811	-	-	-
Production Loans	29,762	26,923	2,839	-	-
Lease Obligations	2,649	377	1,713	559	-
Film distribution rights commitment	2,229	2,229	-	-	-
Revenue Guarantee Obligation	21,272	-	21,272	-	-
Total Contractual Obligations	57,723	31,340	25,824	559	-

At August 31, 2006, the Company had commitments of $2,229,000 (2005 - $3,134,000) with respect to the acquisition of film distribution rights to ten films, which will be delivered to the Company during the year ended August 31, 2007. These payments are required to be made at the date of delivery of the respective films which is expected to be no later than August 31, 2007.

Capital Structure   During the year, the following capital transactions occurred in addition to those noted above:

Capital Stock

i)

On December 30, 2005, 1,435,897 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of US$717,948.

ii)

On March 30, 2006, Comerica Bank of California agreed to convert its US$1,075,000 loan for 215,000 shares of the Company’s common stock.

iii)

On April 24, 2006, 500,000 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of US$250,000.

iv)

In connection with the kaBOOM! acquisition on January 23, 2006 certain preferred shareholders provided letters of credit in return for a fee that was eligible to be settled in cash or common shares. The fee was classified as equity as it was most likely to be settled by a fixed number of shares and valued at $108,000. On April 24, 2006, the Company issued 245,291 common shares to settle the fees.

v)

On April 28, 2006, the Company issued 178,620 common shares for the settlement of $97,000 of dividends payable to certain preferred shareholders. The value of the shares issued to settle the liability was $123,000 and therefore the Company recorded a loss on settlement of the dividends of $26,000.

vi)

On May 25, 2006, 726,032 Series II Preference Share warrants were exercised at a price of US$0.50 per share for proceeds of US$363,016.

vii)

On June 7, 2006, the Company granted, as partial compensation to retain an investment banker as its financial advisor in connection with the private placement described in note 18(a)(vi) of the financial statements, a warrant to purchase up to 269,000 common shares at an exercise price of $1.21 per share, exercisable to June 7, 2010 as described in note 20. The fair value of $273,000, which was allocated against the net proceeds of the private placement, was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 3 years, a risk free rate of interest of 4.16% and an expected volatility of 102.6%.

viii)

During the year ended August 31, 2006, the Company issued 441,333 common shares for gross proceeds of $255,000 in connection with employee stock options that had been exercised.  A balance of $118,000 representing a portion of the value associated with stock options was transferred from contributed surplus.

ix)

During the year, the Company recorded dividends of $308,000 compared to $22,000 in 2005 in respect of the Series I Preference Shares and the Series II Preference Shares.

x)

On February 7, 2006, the Company issued 1.5 million Common Share warrants to a firm of marketing and publicity consultants.  1 million warrants vested immediately and 500,000 warrants vest at the end of the arrangement 12 months after the grant date, as a result, the Company recorded an expense of $469,000. Each warrant is convertible into one common share of the Company at an exercise price of US$0.54, exercisable to February 7, 2009. The fair value of each warrant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: an expected life of the warrants of 2-3 years, a risk free rate of interest of 4.0% and an expected volatility of between 94.38% and 102.6%.

xi)

During fiscal 2001, the Company granted, as partial compensation to retain an investment banker as its financial advisor, a warrant to purchase up to 100,000 Class B Shares at an exercise price of US$2.72 per share, exercisable to April 16, 2006. As the warrants were granted at an exercise price equal to the market value of Company’s shares on the date of grant, no compensation expense was recorded.  During the year, the warrants were not exercised and have since expired.

Series II Preferred Share Purchase Warrants

See (i), (iii) and (vi) under Capital Stock above.

Each Series I and Series II Preference Share is convertible into one Common Share of the Company at any time. Each outstanding Series I and II Preference Shares pays a 10% cumulative dividend on a quarterly basis.

On July 29, 2005, in connection with a private placement, the Company issued 4,347,825 Series II Preferred Share warrants.  Each warrant is convertible into one Series II Preference Share of the Company at a price of US$0.50 at any time up to July 29, 2009.  The allocation of the proceeds from the issuance of the Units to the warrants was $693,000.

Common Share Purchase Warrants

See (vii) and (x) under Capital Stock above.

SUBSEQUENT EVENTS

On November 3, 2006, the Company completed a sale of certain distribution rights excluding North America in distribution rights with Sony Pictures Home Entertainment for the television program “The Tudors”.

On November 2, 2006, the Registration Statement filed on September 1, 2006 on Form 3 became effective.   The Company intends to maintain the effectiveness of the Registration Statement until November 2, 2009.

On November 1, 2006, the Company entered into a binding letter agreement with CSC Global Technologies Inc. (“CSC”). Pursuant to the Agreement, a new company will be created, where 51% of the common shares will be owned by the Company and 49% owned by CSC.  The agreement will require the Company to provide financing toward the start up of the business venture.  The amount of this obligation has not yet been determined.

On October 24, 2006, the Company filed Amendment No. 1 to the Registration Statement on Form 3 for the resale of 36,061,540 common shares, no par value, of the Company.  Of the common shares offered 24,978,219 common shares were issued and outstanding, 8,695,654 common shares were issuable upon conversion of preferred shares that were issued to selling shareholders listed in the prospectus, 1,769,000 common shares were issuable upon exercise of warrants that were issued to the selling shareholders listed in the prospectus, and 618,667 common shares were issuable upon exercise of stock options that were issued to the selling shareholders.

On September 7, 2006, 500,000 Series II Preference Share warrants were exercised at a price of US$0.50 per share for total proceeds of US$250,000.

OFF BALANCE SHEET ARRANGEMENTS

Certain film productions delivered during prior years were pursuant to co-production agreements with an independent producer (the co-producer) in another country. The production loans are arranged jointly by the co-producers to cover their individual funding of the respective film production. Each co-producer is responsible for the payment of its respective portion of the loans out of receipts from the respective co-producer’s exploitation of the production. In the event of default by the co-producer, the Company is liable for any unpaid balance of the co-producer’s share of the loan. At August 31, 2006, the total amount of such unpaid loans was approximately $223,000 (2005 - $343,000). In the event of such a default, the Company has full recourse to all the copyright, exploitation and other rights attributed to the co-producer pursuant to the co-production agreement. No accrual has been made as the Company believes the likelihood of payment is remote.

During the year ended August 31, 2005, the Company provided a guarantee of the sales performance of its subsidiary Peace Arch Films Limited (PAF) of US$2,500,000 to assist with a third party producer’s financing for a production for which PAF has acquired worldwide distribution rights.  The Company has been advised that the related financing obligation was fully satisfied prior to August 31, 2006 and that therefore PAF has no liability associated with the guarantee.

The Company has entered into financings with a Canadian limited partnership, which provides security for bank loans provided either to the Company to finance minimum guarantee obligations related to production rights acquisitions, or to production entities directly to support financing of production costs. The limited partnership guarantee is secured by the Company by certain distribution rights relating to each project. In each instance, the Company is the distributor of the project and the Canadian Imperial Bank of Commerce is the bank.

RELATED PARTY TRANSACTIONS

The Company has transacted business in the normal course with entities that are subject to common voting control and with entities over which the Company exercises significant influence. These transactions are measured at the exchange amount, which is the actual amount of consideration given as established and agreed between the related parties and having normal trade terms.

•

During the year ended August 31, 2006 the Company paid $190,000 (2005 - $185,000) to a company controlled by a shareholder, director and officer of the Company for executive services rendered. These expenditures are reflected in the company’s selling, general and administrative expenses.

•

During the year ended August 31, 2006, the Company paid $nil (2005 - $32,000) to a shareholder, director and officer of the Company for legal services rendered. These expenditures are reflected in the Company’s selling, general and administrative expenses

•

During the year ended August 31, 2006, the Company received payment of $nil (2005 - $nil) from a company controlled by a shareholder, director and officer of the Company in repayment of an outstanding balance owing. This balance was unsecured, non-interest bearing and had no specified repayment date.

•

As at August 31, 2006, included in accounts receivable was $nil (2005 - $1,421,000 (US$1,200,000)) from a company owned by a member of senior management. This amount is a result of a sale of distribution rights to the related company prior to the individual becoming a member of senior management. The amount is secured by an irrevocable letter of credit.

•

On June 16, 2006, the Company entered into an agreement with a company controlled by a director and a member of the Company’s senior management to loan the Company $2,740,000. The loan bears interest at the rate of 18% per annum and is secured by the Company’s unencumbered entitlement to tax credit receivables due on films that it has produced and by guarantees provided by certain unrelated production companies in order to assist the Company with the financing of its distribution advances. The loan is due on December 1, 2007. During the year, the Company incurred interest of $99,000, which is included in interest expense in the statement of earnings.

•

As at August 31, 2006, included in production loans was $50,000 due to a director of the Company with respect to a loan for the purpose of interim financing of a certain production. The loan is due on demand and is interest free.

•

During the year ended August 31, 2006, the Company paid interest of $13,000 to a member of the Company’s senior management in respect of an interim bridge loan provided for one of the Company’s productions.  The interest is reflected as a cost of that production in investment in film and television programming.

OUTSTANDING SHARES

The Company is authorized to issue an unlimited number of Common Shares without par value.  At November 27, 2006 the Company had 30,915,294 Common Shares outstanding (excluding 343,689 shares in escrow).  At August 31, 2005, the Company had 20,620,615 Common Shares outstanding (excluding 558,689 shares in escrow).

The Company is authorized to issue an unlimited number of Preference Shares, issuable in series without par value.  At November 27, 2006 the Company had 4,347,827 Series I Preference Shares and 3,161,929 Series II Preference Shares and 1,185,898 Series II Preference Share warrants issued and outstanding.  There were 4,347,827 Series I Preference Shares and 4,347,827 Series II Preference Share warrants outstanding in fiscal 2005.

The Company has 6,217,466 Common Shares reserved for issuance pursuant to the current stock option plan, of which 441,333 were exercised prior to August 31, 2006.

RISKS AND UNCERTAINTIES

The Company’s business is subject to a number of risks and uncertainties discussed below.  Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial condition.

Competition The business of producing and distributing film and television programming is highly competitive and involves a substantial degree of risk.  The Company faces intense competition from other producers and distributors, many of whom are substantially larger and have greater financial resources.  The Company competes with other companies for ideas and storylines created by third parties as well as for actors, directors and other personnel.   The Company’s future financial performance may be adversely affected if it is unable to compete successfully.

Seasonality Our revenues and results of operations are subject to variations that are difficult to predict.  Results of operations for any period depend on a number of factors such as on the number of film and television programs that are delivered, the price at which the Company is able to sell them and whether the cost of productions are within budget.  Consequently, results may vary from period to period, and the results of any one period may not indicate results for future periods. In particular, results of operations in any period depend to a large extent upon our production and delivery schedule for television programs and motion pictures.  As a result of the production cycle, our revenues are not recognized evenly throughout any given year.  Cash flows may also fluctuate and will not directly correspond with revenue recognition.

Reliance on key customers  In the year ended August 31, 2006, one customer represented approximately 25% (2005-30%) of revenues, a second customer represented approximately 9% (2005-28%) and a third customer represented approximately 5% (2005-9%) and two customers approximately 8% (2005-nil %) of total revenues.  We expect that a significant amount of our revenues will continue to be derived from a relatively small number of customers.  The loss of any of these customers could have a material adverse impact on our results of operations and financial condition.

Risks Associated with the Production of Film and Television Programs   Results of operations for any period depend on the number of film and television programs that are delivered.  Consequently, results may vary from period to period and the results of any one period may not indicate results for future periods.  Cash flows may also fluctuate and may not directly correspond with revenue recognition.  Actual production costs may exceed budget, perhaps significantly, due to factors within or beyond the Company’s control.  These factors may delay completion of a production.  If there are significant cost overruns the Company may have to seek additional financing to complete the production or will have the ability to call upon the bond in order to complete the film.  The Company may be unable to recoup the additional costs which could have a material adverse impact on operating results and liquidity.

Investments in film and television programming are amortized against revenues in the ratio that current revenues bear to management’s estimate of ultimate revenues for each program.  The Company expects to amortize a 100% of film costs over a three-year period.  Management periodically reviews its estimates and adjusts the amortization of its production costs accordingly.  In the event that management should determine that the capitalized costs for a program exceed its fair value, capitalized costs would be written down in the current period, resulting in a corresponding decrease in earnings.

Managing Future Growth   We are subject to risks associated with possible acquisitions, business combinations, or joint ventures.  From time to time we engage in discussions and activities with respect to possible acquisitions, business combinations, or joint ventures intended to complement or expand our business.  We may not realize the anticipated benefit from any of the transactions we pursue.  Regardless of whether we consummate any such transaction as well as the integration of the acquired business could require us to incur significant costs and cause diversion of management’s time and resources.  Any such transaction could also result in impairment of goodwill and other intangibles, development write-offs and other related expenses.  Any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.

Audience Acceptance Revenues derived from the production and distribution of film and television programming depend primarily upon acceptance by the public which is difficult to predict.  Some or all of the proprietary film and television programs may not be commercially successful, which could result in the Company’s failure to recoup its investment or realize its anticipated profits.

Departure of Key Personnel   The Company’s business is substantially dependent on the services of certain key personnel placed in certain positions within the organization.  The success of the Company depends to a certain degree upon the skill and efforts of its management and upon its ability to attract and retain qualified management personnel.  The loss of their services could have an effect on the Company’s business.

International Operations   The Company’s international distribution revenue is subject to risks associated with local economic conditions, currency fluctuations, changes in local regulatory requirements, compliance with a variety of foreign laws and regulations, cultural barriers and political stability.  The Company’s international distribution revenue may be adversely affected by these risks.

Government Incentives   The Company accesses Canadian government incentives in the form of tax credits and utilizes structures which permit foreign country tax-assisted participation in the financing of its projects. If such subsidies and tax assistance were to be eliminated the Company’s production operations could be adversely affected in the future.

Foreign Exchange   The Company receives a portion of its revenues from the United States and international sources in United States dollars.  A portion of a film and television program’s financing of production costs may be denominated in United States dollars while production costs are payable primarily in Canadian dollars.  Accordingly, operating results can be affected by fluctuations in the United States dollar exchange rate as we do not hedge our foreign exchange exposure.  In addition, costs may be payable in currencies other than Canadian and United States dollars.  We monitor our currency exchange rate risks on an ongoing basis.

Interest Rates   The Company is exposed to interest rate risk from the bank credit facility and production loans bearing interest rates that vary with fluctuations in interest rates.

ACCOUNTING CHANGES AND RECENT ACCOUNTING PRONOUNCEMENTS

Impact of new accounting pronouncements

In September 2006, the CICA released new Handbook Section 1506, “Accounting Changes” (Section 1506), effective for annual and interim periods beginning on or after January 1, 2007. This section replaces the former section 1506 which establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies and estimates, and correction of errors.  The Company has determined that Section 1506 will not have any impact to the consolidated results of operations or financial position.

In September 2006, the Emerging Issues Committee issued EIC-163 “Determining the Variability to be Considered in Applying AcG-15”, effective for the first interim or annual reporting period beginning on or after January 1, 2007. EIC-163 defines that the variability to be considered in applying AcG-15 is to be based on analysis of the design of the entity and prescribes the steps to be undertaken in such an analysis.  The Company has not yet determined the impact of adopting EIC-163 on its consolidated results of operations or financial position.

Critical accounting estimates

The Company’s significant accounting policies are described in note 2 to the consolidated financial statements. The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect its reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingencies. The Company bases its estimates on historical experience and on third party information that it believes is reasonable in the circumstances.  Actual results may differ from these estimates.

The Company’s most significant use of estimates and assumptions in preparing the consolidated financial statements relate to future revenue projections used for the purposes of amortizing investment in film and television programming, provision for doubtful accounts to reflect credit exposures, recoverability of tax credits returns and rebates, valuation allowances and impairment assessments for various assets including investment in film and television programming and productions in progress.

Variable Interest Entities   Effective December 1, 2004, the Company adopted Accounting Guideline 15 (“AcG-15”) - Consolidation of Variable Interest Entities issued by the Canadian Institute of Chartered Accountants 9 “CICA”). AcG-15 provides criteria for the identification of VIEs and further criteria for determining what entity, if any, should consolidate them. AcG 15 defines a VIE as an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or wherein the equity investors lack the characteristic of a controlling financial interest. VIEs are subject to consolidation by a company if that company is deemed the primary beneficiary of the VIE. The primary beneficiary is the party that is either exposed to a majority of the expected losses from the VIE’s activities or is entitled to receive a majority of the VIEs residual returns or both.

The Company acquires from independent production entities various distribution rights to film properties either outright or by providing a non-refundable minimum guarantee against future revenues to be generated from its distribution activities. The Company has determined that these independent production entities are VIEs since they lack sufficient equity financing to support their business activities. The Company’s interest in a particular film, as represented by its non refundable minimum guarantees, is variable due to its participation in future distribution revenues of the production entity and can be significant. The Company’s maximum exposure to loss for any particular film is represented by its non-refundable minimum guarantee and is reflected in the financial statements as investment in film and television programming.  In evaluating its arrangements with the independent production entities for the acquisition of its distribution rights and all other arrangements with variable interest entities which have been identified, the Company has determined that it is exposed to greater than 50% of the expected losses or a majority of the expected returns in arrangements with two independent productions and therefore is considered the primary beneficiary of these entities. As a result, the Company has consolidated the assets, liabilities and operating results of PA Heartstopper Films Inc. and PA Warterra Films Inc. The Company has determined that its rights to the remaining acquired film properties do not expose the

Company to the majority of the expected losses or a majority of the expected returns of the VIEs. The aggregate of the Company’s maximum exposure to loss as represented by the aggregate of the non-refundable minimum guarantees to the production entities is $12,118,000.

Film Investments  The Company records amortization of investment in film and television programming based upon the ratio that current revenues bear to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year.  Investment in film and television programming is recorded at the lower of remaining unamortized film costs and fair value and productions in progress are recorded at the lower of cost and estimated fair value.

Estimates of future film and television programming revenue and fair value are affected by changes in general economic or industry conditions and market preferences.  These factors are primarily outside of the Company’s control.  Management’s estimates of future cash flows are based on its best estimates of future economic conditions as they impact the Company.  These estimates are reviewed periodically in accordance with company policy.  Significant decreases in future estimates of revenue may result in accelerating amortization of film and television production costs or require unamortized costs and productions in progress being written down to fair value, based upon estimated future discounted net cash flows from the related feature film productions or series.

Goodwill and Intangible Assets Goodwill and intangible assets are tested for impairment at least annually.  The impairment test follows a two-step approach.  The first step determines if the goodwill is potentially impaired, and the second step measures the amount of the impairment loss, if necessary.  Under the first step, goodwill is considered potentially impaired if the value of the reporting unit is less than the reporting unit’s carrying amount, including goodwill.  Under the second step, the impairment loss is then measured as the excess of recorded goodwill over the fair value of the goodwill, as calculated.  The fair value of goodwill is calculated by allocating the fair value of the reporting unit to all the assets and liabilities of the reporting unit as if the reporting unit was purchased in a business combination and the purchase price was the fair value of the reporting unit.

The fair value of the Company’s intangible assets is exposed to future adverse changes if the Company experiences declines in operating results, or if future performance is below historical trends.

Income Taxes   Future income taxes are provided for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be realized, it provides a valuation allowance against the excess.

The recognition of future tax assets depends on management’s assumption that future earnings will be sufficient to realize the future benefit.  No assurance can be given that future earnings will be sufficient to realize the future benefit.

FINANCIAL INSTRUMENTS

As at August 31, 2006 and 2005, the Company’s financial instruments included cash and cash equivalents, restricted term deposits, accounts and other receivables, revolving credit facility, production loans, revenue guarantee obligation, obligation to issue shares and accounts payable and accrued liabilities. The carrying values of the restricted term deposits and the revenue guarantee obligations approximate fair value as the interest rates are reflective of current market rates as at August 31, 2006. The carrying value of the obligation to issue shares reflects fair value as it is reported at the fair value of the shares at August 31, 2006. The carrying value of the remaining financial instruments approximated their fair value due to their ability for prompt liquidation or short term to maturity, with the exception of tax credits, which are receivable over a period of up to two years.

The Company expects to recover the carrying value of these tax credits and as such has not written them down to fair market value.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls as required by Multilateral Instrument 52-109 issued by the Canadian Securities administrators.

The Company’s Chief Executive Officer and Chief Financial Officer, with the aid of Management, have designed disclosure controls and procedures, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities particularly during the period in which the annual filings are being prepared. Management has also designed internal controls over financial reporting to provide reasonable assurance regarding reliability of financial reporting and preparation of the financial statements for the year ended August 31, 2006 in accordance with Multilateral Instrument 52-109.  There have been no changes to the Company’s disclosure controls and procedures or to the Company’s internal controls over financial reporting that occurred during the preceding quarter that have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

The Chief Executive Officer and Chief Financial Officer of the Company have evaluated the effectiveness of the Company’s disclosure controls and procedures in place as at August 31, 2006 and have concluded that the Company’s disclosure controls and procedures were adequate and effective with the following exception.  It was determined at August 31, 2006 additional internal review procedures were necessary to provide reasonable assurance of the reliability of the accounts of certain subsidiary companies.  Management is implementing control procedures to correct this deficiency.

The Company is rapidly growing by incorporating new subsidiaries and acquiring new companies.  From time to time there may be deficiencies in the design of disclosure controls and procedures relating to newly acquired or incorporated subsidiaries.  Given the ongoing increase in size and capacity of operations, management is continually re-evaluating the current system and implementing the appropriate changes to the current controls and procedures to address the needs of a larger organization.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Annual Information form, can be found on SEDAR at www.sedar.com.